[Turkcell letterhead]

January 31, 2008

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.

Form 20-F for Fiscal Year Ended December 31, 2006 (the “Form 20-F”)

Filed April 23, 2007

File No. 1-15092

Dear Mr. Spirgel:

This letter has been prepared by Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated November 28, 2007 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the fiscal year ended December 31, 2006

Revenues, page 76

1.	We note your response to prior comment 7. Please expand your proposed disclosure to state that the SIM card costs are recognized as incurred.

Response:

The Company proposes to disclose its accounting policy for SIM card revenue and cost as follows: “SIM card sales are recognized upfront upon delivery to subscribers net of returns, discounts and rebates. SIM card costs are also recognized upfront upon sale of the SIM card to the subscriber.”

2.	We note your responses to prior comments 7,9 and 17 regarding your references to SIM card sales and handset sales. Please explain to us the difference between the two.

Response:

The term “handset” means a mobile phone throughout this letter. The Company only sells handsets through a bundled product. Such bundles generally include handsets and airtime. Handset sales refer to the sale of the handset component of this bundled product. In accordance with IAS 18 and EITF 00-21, the Company allocates the consideration for each bundled product to the separate units of accounting based on their relative fair values when such bundled products are sold. Handsets sold by the Company are not “locked-in” solely to be used within the Company’s GSM network; they can be used freely with SIM cards from other GSM networks. Please refer to the discussion found in response 17 of our letter to the Staff dated October 30, 2007 (the “First Response Letter”), with respect to the details of recognition of handset revenues in bundled arrangements.

SIM (“Single Identity Module”) cards, also known as “smart cards”, are placed inside each handset and function as its digital brain. SIM cards’ digital memory allows for the storage of the subscriber’s personal information such as the rate plan, phone number and service features. Both postpaid and prepaid subscribers are required to purchase a SIM card, in order to use the telecommunications services offered by Turkcell. SIM cards sold by the Company can be switched from one handset to another handset, letting the second handset receive calls to the subscriber’s number. More than one SIM card can also be used with a single handset (though not at the same time), which can allow a single individual to maintain more than one telephone number on a single handset.

3.

We refer to your response to prior comment 9. We note that your cost for activation fees paid to dealers, SIM card subsidies and other promotional expenses include fees paid to distributors and dealers to support their sales efforts. We further note that you present such costs as selling and marketing expense under IFRS. Tell us in more detail why you believe this presentation is appropriate. In order for us to obtain a better understanding of the terms of your compensation arrangements with your distributors and dealers, please address the following:

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Describe for us in detail the terms of the different types of compensation arrangements with your dealers. Also, explain in detail how the SIM card subsidies work. Further, describe to us in more detail the nature of the different type of promotional expenses paid to distributors and dealers.

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Tell us whether the selling price of the SIM cards sold to your dealers and the selling price of the SIM cards sold in your own stores to your subscribers are the same. Do you sell the SIM cards to the dealers at a loss (to you) or do the dealers absorb the loss, or any portion thereof, on the sale of the SIM cards to the end customer? If the dealer absorbs the loss, tell us why the dealer is willing to enter into the arrangement.

•

Tell us whether you recognize the revenue on the SIM card sale at the date you sell it to the dealer. If so, tell us whether the original selling price is subject to subsequent pricing adjustments between the date of the sale to the dealer and the date of the sale by the dealer to the end customer. Tell us whether the dealers are responsible for establishing the price at which they sell their SIM cards to end customers.

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Tell us whether your dealers always obtain the SIM cards from you or whether they can purchase the SIM cards directly from the manufacturer. If they can be purchased directly from the manufacturer, tell us from a business perspective whether the dealer would have an incentive to purchase the SIM card directly from you. In addition, tell us whether consideration paid to dealers, that do not purchase the SIM cards from you, differs from consideration received by dealers who do purchase your SIM cards.

•

Tell us whether you pay a different amount of consideration (activation fees/commissions) to dealers in situations where they sell both the SIM cards and the service plan versus transactions that involve only the sale of a service plan (if the customer already owns a SIM card, for example).

Response:

The Company’s distribution channel consists of distributors and dealers. Distributors are the wholesalers that sell the Company’s products and services to dealers who in turn are the retailers that sell the Company’s products and services to end-users or subscribers. Compensation arrangements are offered to distributors and dealers under the circumstances described later in this letter and are solely designed as an incentive for them to increase their efforts to sell the Company’s products and services and benefits under these arrangement are, therefore, not expected to be passed on to the subscribers. Under the terms of these compensation arrangements, both distributors and dealers do not assume any

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obligation to provide the Company with an identifiable benefit separate from securing the original sale to the subscriber.

Based on the above, the Company believes that, under IFRS, the characterization of costs incurred under the compensation arrangements as selling and marketing expense is appropriate because the costs represent amounts paid to the Company’s sales and distribution channel. Notwithstanding, the Company notes that, unlike US GAAP, there is no specific guidance under IFRS on this matter, nor has the Company become aware of consistent application among telecommunications companies reporting under IFRS.

Below is a description of relevant terms of our compensation arrangements with both distributors and dealers:

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The Company has two types of compensation arrangements with distributors which are granted in the form of subsidies. The first type are subsidies given for new subscriber acquisitions, or SIM card subsidies, and the second type are subsidies in connection with the sale of scratch cards. Following is a description of their characteristics:

New subscribers or SIM card subsidies: These subsidies are given to distributors for new subscriber acquisitions. The reason for calling this subsidy a “SIM card subsidy” is that a sale of a SIM card represents a new subscription since SIM cards are sold upon initial subscription of a subscriber.

Scratch cards: Scratch cards include airtime and are only used by prepaid subscribers. After obtaining a valid SIM card, every prepaid subscriber must purchase a scratch card in order to make a call. Scratch cards can be purchased in increments starting from 100 counters (a measure of airtime) up to 1000 counters.

Both of the above subsidies to distributors are designed to encourage distributors’ sales efforts and none of them designed to be passed on to subscribers. All distributors are entitled to a pre-determined amount of subsidy for each new subscriber acquisition (SIM card subsidies) and for certain scratch card sales (subsidies given for sale of scratch cards) they make. Scratch card subsidies are given only for those scratch cards for which the Company is seeking to increase their sales.

The Company has fixed-scheme and variable-scheme compensation arrangements with dealers which are granted in the form of subsidies.  Both forms of compensation arrangement are paid in cash to dealers and none of these are designed to be passed on to subscribers. Below is a description of how the two compensation arrangements work:

Fixed scheme: Fixed schemes are generally paid regardless of the volume of transactions the dealers are making, provided that dealers exceed a minimum amount of sales per month during the previous three months. This minimum amount is set at a low level, which is generally attainable by all dealers. Some of the fixed scheme compensation arrangements are designed in the form of slotting fees and are gradual based on the square meter, location, etc of the dealers’ store.

Variable scheme: Variable schemes are given based on the number of new subscriptions processed by dealers. This scheme is designed similar to the SIM card subsidies given to distributors, all dealers are entitled to a pre-determined amount of subsidy for each new subscriber acquisition.

•	The Company only has two stores of its own. The selling price of any product or service to the end-users at Company-owned stores is the same as with all other dealers.

The dealers do not absorb any loss in the sale of SIM cards; rather all loss in the sale of SIM cards is absorbed by the Company. Other than the subsidies given to the distributors and dealers for the sale of SIM cards (as described above), the Company is giving discounts on the sale of SIM cards (whenever they are sold in connection with a new subscription or as a replacement). SIM card sales discounts are passed to subscribers and

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are treated as an adjustment on the selling price of the SIM card and, under IFRS, are therefore not accounted for as an expense, but as a reduction of revenue. The Company respectfully notes that the discounts given on the sale of SIM cards were not previously discussed in the First Response Letter because they were not questioned.

•

The Company recognizes revenue on SIM card sales at the date these are sold by dealers to the end-user. The Company determines selling prices and notifies dealers of such prices related to products and services offered by them, however, selling prices to the end users are determined in the market. The Company has indirect influence on selling prices to the end user via its pricing and compensation schemes.

•

All SIM cards used in the Company’s GSM network need to be configured in the Company’s system to make them operational. As such, the Company’s dealers cannot purchase SIM cards from manufacturers directly.

•	No different amounts of consideration are paid to dealers other than those covered under the compensation arrangements previously described.

Operating Costs, page 77

4.

We note your response to prior comment  10. It is unclear to us why you believe it is appropriate to present the measure, “subscriber acquisitions costs per subscriber,” that excludes “costs associated with subscriber acquisition.” Please revise to delete this measure if you are unable to allocate such costs. Further, it is unclear why the disclosure of the calculation of SAC per subscriber “would reveal information that could potentially be used to the Company’s disadvantage by a competitor”. We note that you disclose the activation and sale promotions expenses on page  83 and the amount of new subscribers on page  81.

Response:

The Company respectfully notes the Staff’s comment and, in response, the Company proposes to exclude the “subscriber acquisition cost per subscriber” measure from its 2007 Form 20-F.

Segment Overview, page 79

5.

We note your response to prior comment 11. The “Overview of Business” section does not discuss the specific factors that contributed to the period-to-period changes in your Turkey segment revenues and results similar to the discussion of your other segments. As previously requested, please discuss your Turkey segment revenues and results.

Response:

The Company respectfully notes the Staff’s comment and accordingly proposes to include the following disclosure in its 2007 Form 20-F with similar disclosure for the fiscal year ended December 31, 2007:

“Total revenues of our Turkey segment for the year ended December 31, 2006, increased 3% to $4,545.7 million from $4,434.4 million in 2005. The increase in revenues is mainly due to the growth in subscriber base, improved usage, and the contribution of our consolidated subsidiaries in our betting business despite the 7% depreciation of TRY against the US dollar on average terms as well as the dilutive impact of prepaid subscribers in 2006.

The segment results of Turkey for the year ended December 31, 2006 increased 15% to $1,236.5 million from $1,071.0 million in 2005. Direct cost of revenues decreased in 2006 compared to 2005 mainly due to the decrease in interconnection fees as a result of lower tariffs imposed by the Telecommunications Authority for Avea outgoing calls effective from July 2006 and lower tariffs set by the new agreement between us and Vodafone effective from May 24, 2006, decrease in ongoing license fee despite the increase in revenues due to amendment in our license agreement regarding the definition of gross revenue, which became effective as of March 10, 2006 and started to exclude

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accrued interest charged for the late payments, indirect taxes such as VAT, accrued revenues and lower depreciation and amortization expenses mainly due to the fully depreciated fixed assets.

General and administrative expenses in our Turkey segment slightly increased in 2006 compared to 2005 mainly due to the net effect of increases in bad debt expenses resulting from the increase in our revenues and personnel expenses for non-technical and non-marketing employees due to periodic increase in salaries and an increase in the number of employees despite the decrease in other expenses mainly as a result of the income accrual of $15.5 million recognized for the success fee previously paid to BNP Paribas relating to the GSM license tender on behalf of Irancell which was paid back to us in 2007.

Selling and marketing expenses in our Turkey segment increased in 2006 compared to 2005, mainly due to the increase in prepaid subscribers’ frequency usage fees, increased product management and public relations expenses resulting from intensifying competition and increased dealer and distributor activities.

As a result the segment results of Turkey increased to $1,236.5 million for the year ended December 31, 2006, from $1,071.0 million in 2005, mainly due to the increase in revenues and decrease in direct cost of revenues, despite the increase in selling and marketing expenses.”

6.

We note your response to prior comment 13. Please confirm to us that there were no material adjustments to the previous US GAAP consolidated statement of cash flows. If you are unable to do so, explain the material adjustments as required by paragraph 40 of IFRS 1.

Response:

The Company confirms that there were no material adjustments to the previous US GAAP consolidated statement of cash flows.

7.

We note your response to prior comment 15. Please tell us if you have capitalized any subsequent expenditure related to a capitalized intangible asset. If so, tell us the nature of the capitalized costs and the related capitalized intangible asset. Further, it is unclear to us why you believe it is appropriate to analogize to EITF 89-13 and EITF 90-8, which address the accounting for certain costs applicable to tangible assets, with respect to your intangible assets.

Response:

Subsequent expenditures on intangible assets relate to capitalized eligible costs incurred to acquire internal-use software purchased from independent third parties. The acquisition of internal-use software has resulted in an enhancement of the storage and call capacity of the GSM network and an increase in the variety of services offered by the Company to subscribers. Capitalized costs generally relate to the application development stage and any other costs incurred during the pre- and post-implementation stages, such as repair, maintenance or training, are expensed as incurred. Subsequent expenditures of the Company do not relate to research and development activities.

The Company capitalized the costs described above in accordance with the guidelines in Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. The Company made reference to EITF 89-13 and EITF 90-8 in comment 15 of the First Response Letter for purposes of illustrating the absence of explicit criteria under US GAAP addressing the accounting treatment that should be given to subsequent expenditures on intangible assets coupled with certain practices observed in the United States.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the

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Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +90 212-313-1201.

Very truly yours,

/s/ Serkan Okandan

Serkan Okandan

Chief Financial Officer,

Turkcell Iletisim Hizmetleri A.S.

cc:	Kyle Moffatt

Branch Chief Accountant, Securities and Exchange Commission

Dean Suehiro

Senior Staff Accountant, Securities and Exchange Commission

Sami Toutounji

Shearman Sterling LLP

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